UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Interim revisions to the company bylaws
2.	General Shareholders’ Ordinary meeting to be held on September 30, 2015
3.	Proposed Distribution of Profits

Item 1

RELEVANT INFORMATION

1.	Interim revisions to the company by-laws

Grupo Aval Acciones y Valores S.A. informs that the General Shareholders’ Extraordinary Meeting held on September 7, 2015, approved the insertion of an interim paragraph to Article 14 of the company’s by-laws, as follows:

ARTICLE 14. – ORDINARY MEETINGS.- (…)

“INTERIM PARAGRAPH – The Company’s consolidated financial statements for the period ended June 30, 2015 may be submitted for the consideration and approval of the shareholders in a meeting to take place no later than the end of the second semester of 2015.”

Bogota, September 7, 2015

Item 2

2.	A General Shareholders’ Ordinary meeting has been summoned for September 30, 2015, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

General Shareholders´ Ordinary Meeting

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Ordinary Meeting that will take place next Wednesday, September 30, 2015 at 9:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Consideration of the agenda,

3.	Appointment of a committee for the approval of the minutes,

4.	Report of the Board of Directors and the President of the Company,

5.	Individual Financial Statements for the period ending on June 30, 2015,

6.	Audit report,

7.	Consideration and approval of the Report of the Board of Directors and President of the Company, Individual Financial Statements and its attachments for the period ending on June 30, 2015,

8.	Consideration and approval of the Proposed Distribution of Profits, and

9.	Propositions and miscellaneous.

Pursuant to legal and statutory regulation the Financial Statements for the period ending on June 30, 2015 and related documentation, will be available for inspection during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your attendance certificate in advance, please confirm your attendance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24 No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

September 8, 2015”

3.	The following proposal of distribution of profits for the period ending on June 30, 2015, will be considered at meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD ENDING ON JUNE 30, 2015
GENERAL SHAREHOLDERS' MEETING
(Prepared under Colombian GAAP)

Net Income			1,104,596,557,518.67

With tax benefit		1,104,596,557,518.67
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Shareholders' Meeting			4,563,263,552,369.02
With tax benefit		3,993,116,872,212.69
Without tax benefit		570,146,680,156.33

Total Income available for disposal of the General Shareholders' meeting			5,667,860,109,887.69

To distribute a cash dividend of $ 4.90 per share per month from October 2015 to March 2016, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting, as follows:			655,061,904,474.60

With tax benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of October 2015, will be paid from the fourth trading day following the date in which the General Shareholders' Assembly approves the distribution of profits, which is from October 6. In this month, dividends will be paid until October 15.

Occasional reserve at the disposal of General Shareholders' Meeting			5,012,798,205,413.09

Total with tax benefit
Year 2015 - First Semester-with tax benefit:	1,104,596,557,518.67
Acumulated - with tax benefit	3,338,054,967,738.09	4,442,651,525,256.76

Total without tax benefit
Year 2015 - First Semester - without tax benefit	0
Acumulated - without tax benefit	570,146,680,156.33	570,146,680,156.33

TOTAL			5,667,860,109,887.69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel